Exhibit (a)(1)(k)

MICROTUNE, INC.

AMENDMENT NO. 1

TO

OFFER TO AMEND CERTAIN OPTIONS

The Offer to Amend Certain Options (the “Offering Memorandum”) is hereby amended and supplemented to read as follows and capitalized terms not otherwise defined herein shall be as defined in the Offering Memorandum:

1. Throughout the Offering Memorandum and the other related tender offer materials and exhibits filed with the SEC, all references to the “Expiration Time”, which was originally 5:00 p.m., Central Time, on December 3, 2007, shall now mean 5:00 p.m., Eastern Time, on December 4, 2007.

2. The first paragraph on page 14 of the Offering Memorandum under the caption “Question 27: If I accept the Offer, am I guaranteed that my Eligible Option(s) will not be subject to the adverse personal tax consequences under Section 409A?” is amended and restated to read in its entirety as follows:

No. We believe that this Offer complies in good faith with available guidance to avoid or minimize the potentially adverse personal tax consequences to you of Section 409A. However, we can make no guarantees regarding the personal tax consequences to you of participating in the Offer. No IRS private letter ruling or other consultation with the IRS has been sought in connection with this Offer, and no written opinion has been sought or prepared by tax counsel at the Company’s request pertaining to the tax consequences of the Offer.

The last paragraph of Section 13 of the Offering Memorandum is hereby amended and restated to read in its entirety as follows:

Unfortunately, the IRS has not issued definitive guidance under Section 409A concerning the taxation of options granted at less than fair market value. No IRS private letter ruling or other consultation with the IRS has been sought in connection with this Offer, and no written opinion has been sought or prepared by tax counsel at the Company’s request pertaining to the tax consequences of the Offer. We cannot guarantee the effect of any future IRS guidance.

3. The first paragraph on page 45 of the Offering Memorandum is hereby amended and restated to read in its entirety as follows:

In addition, although we intend to accept the amendment of all Eligible Option grants with respect to which valid elections have been made promptly after the expiration of this Offer, if we have not accepted your election by 9:00 p.m., Eastern Time, on January 3, 2008, you may withdraw your Eligible Options at any time thereafter.

The sixth paragraph on page 3 of Exhibit (a)(1)(c) “Election Form” is hereby amended and restated to read in its entirety as follows:

In addition, although we intend to accept all elections to amend stock options with respect to which valid elections have been made shortly after the expiration of this Offer, if we have not accepted your election to amend your stock options by 9:00 p.m., Eastern Time, on January 3, 2008, you may withdraw your election to amend your stock options at any time thereafter.

4. The first and second bullets of Section 7 on page 46 of the Offering Memorandum are hereby amended and restated to read in their entirety as follows:

•	there shall have been instituted or be pending any action, proceeding or litigation seeking to enjoin, make illegal or delay completion of the Offer or otherwise relating in any manner, to the Offer;

•

any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction shall have been enacted, enforced or deemed applicable to the Offer, any of which might restrain, prohibit or delay completion of the Offer or impair the contemplated benefits of the Offer to us (see Section 3 of this Offering Memorandum for a description of the contemplated benefits of the Offer to us);

The tenth bullet of Section 7 on page 46 of the Offering Memorandum is hereby amended and restated to read in its entirety as follows:

•

a tender or offer, other than this Offer by us, for some or all of our shares of outstanding common stock, or a merger, acquisition or other business combination proposal involving us, shall have been announced or made by another person or entity or shall have been publicly disclosed or we shall have learned that:

5. Section 16 of the Offering Memorandum is hereby amended to include the following disclosure as the last paragraphs to Section 16 as follows:

Stock Option Investigation and Derivative Litigation

On July 27, 2006, we announced that the Audit Committee of our Board of Directors, with the assistance of independent legal counsel, was conducting a review of our stock option grant practices covering the time from our initial public offering in August 2000 through June 2006.

On November 1, 2006, the Audit Committee announced that it had concluded that the actual accounting measurement dates for certain past stock option grants differed from the measurement dates previously used in accounting for such grants. Because, in certain cases, the prices on the previously used measurement dates were lower than the prices on the actual accounting measurement dates, we determined that we should have recognized material amounts of stock-based compensation expense in connection with these transactions. Therefore, we concluded that our previously filed unaudited interim and audited annual consolidated financial statements for the years ended December 31, 2005, 2004, 2003, 2002 and 2001, as well as the unaudited interim financial statements for the first quarter ended March 31, 2006, should no longer be relied upon because these financial statements contained misstatements and would need to be restated. We disclosed this conclusion in our Current Report on Form 8-K, filed with the SEC on November 1, 2006.

On January 22, 2007 we filed with the SEC certain restated financial statements for the years ended December 31, 1999, 2000, 2001, 2002, 2003, 2004 and 2005, as well as unaudited interim financial statements for the quarter ended March 31, 2006.

This investigation of our historical stock option grant practices and the resulting derivative litigation and SEC investigation described below have required us to incur substantial expenses for legal, accounting, tax and other professional services, has diverted our management’s attention from our business, and could in the future adversely affect our business, financial condition, results of operations and cash flows.

On January 31, 2007, a purported stockholder derivative lawsuit was filed against current and former officers and directors of Microtune and against Microtune, as a nominal defendant, alleging various breaches of fiduciary duties, conspiracy, improper financial reporting, insider trading, violations of the Sarbanes-Oxley Act, violations of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder, unjust enrichment, gross mismanagement, abuse of control, and waste of corporate assets related to certain prior grants of stock options by the Company. All defendants, including Microtune, have filed motions to dismiss the complaint. Briefing on the motions is complete, and we are awaiting a ruling from the court. The court has stayed discovery while the motions to dismiss are pending.

We voluntarily contacted the SEC in July 2006 regarding the Audit Committee’s investigation into our stock option grant practices, and representatives of the Audit Committee met with the SEC in February 2007 to discuss the findings of the Audit Committee’s investigation. On July 6, 2007, we learned that the previously disclosed informal inquiry of the SEC relating to the findings of the Audit Committee’s independent investigation had become formal. We will continue to cooperate with the SEC in its investigation of these matters.

We cannot assure you that the pending derivative litigation, SEC investigation or any future litigation or governmental action will result in the same conclusions reached by the Audit Committee. While we believe that we have made appropriate judgments in determining the correct measurement dates for stock option grants, the SEC may disagree with our measurement date determinations and also may disagree with the manner in which we have accounted for and reported, or not reported, the financial impact of past stock option grant measurement date errors, and there is a risk that the SEC investigation could lead to circumstances in which we may have to further restate our prior financial statements, amend prior SEC filings, or otherwise take other actions not currently contemplated. Any such circumstance could also lead to future delays in filing our subsequent SEC reports and the delisting of our common stock from The NASDAQ Global Market. Furthermore, if we are subject to adverse findings in any of these matters, we could be required to pay damages or penalties or have other remedies imposed upon us or our current officers and directors which could harm our business, financial condition, results of operations and cash flows. See Note 2, “Restatement of Consolidated Financial Statements” of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2006.

6. Section 17 of the Offering Memorandum is hereby amended to include the following paragraph as the first paragraph to Section 17 as follows:

On November 13, 2007, the Company distributed to Eligible Employees an e-mail notification regarding Amendment No. 1 to Offer to Amend Certain Options, a copy of which is attached hereto as Exhibit (a)(1)(l) and incorporated herein by reference. The e-mail announces that the Company has amended the terms of the Offer, including an extension of the Expiration Time of the Offer, upon the terms and conditions set forth in the Offering Memorandum, until 5:00 p.m., Eastern Time, on December 4, 2007. The Offer had been previously scheduled to expire at 5:00 p.m., Central Time, on December 3, 2007. All references in the Offering Memorandum and other related tender offer materials and exhibits filed with the SEC to the “Expiration Time” shall now mean 5:00 p.m., Eastern Time, on December 4, 2007.

7. The information in Schedule B to the Offering Memorandum is hereby amended to read in its entirety as follows:

SCHEDULE B

SUMMARY FINANCIAL INFORMATION

OF MICROTUNE, INC.

(in thousands, except for ratios and per share data)

	Fiscal Year Ended		Nine Months Ended
	December 31, 2006	December 31, 2005	September 30, 2007	September 30, 2006
Operating Data:
Net revenue	$69,232	$56,991	$68,377	$52,660
Gross margin	$34,527	$29,661	$34,622	$26,560
Loss from operations	$(9,229)	$(4,823)	$(1,667)	$(4,753)
Basic and diluted loss per common share from continuing operations	$(0.17)	$(0.09)	$(0.03)	$(0.09)
Basic and diluted net income (loss) per common share	$(0.10)	$(0.05)	$0.03	$(0.03)
Ratio of earnings to fixed charges	—	—	5.72	—
Current assets	$100,484	$97,336	$108,701	$101,485
Non-current assets	$5,118	$5,985	$7,099	$5,329
Total assets	$105,602	$103,321	$115,800	$106,814
Current liabilities	$9,247	$8,842	$11,644	$8,360
Non-current liabilities	$87	$54	$118	$57
Total liabilities	$9,334	$8,896	$11,762	$8,417
Total stockholders’ equity	$96,268	$94,425	$104,038	$98,397

We had a book value per share of $1.93 at September 30, 2007.

8. The first paragraph of Exhibit (a)(1)(b) “E-mail to Employees Affected by Section 409A” is hereby amended and restated to read in its entirety as follows:

As you are aware, last spring we attempted to amend certain of your stock options impacted by Section 409A of the Internal Revenue Code so that you would not be impacted by the potentially adverse tax consequences (including income tax at vesting, an additional 20% excise tax and interest charges) on stock options that were granted at a discount from fair market value (“discounted options”) and which vest after December 31, 2004. In order to proceed with the tender offer on its proposed terms, we requested and received exemptive relief from the staff of the U.S. Securities and Exchange Commission. We request that you carefully review all of the information included in this e-mail.

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